

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2011

Via E-mail
Mr. Tom Paup
Chief Financial Officer
Arotech Corporation
1229 Oak Valley Drive
Ann Arbor, MI 48108

> **Re:** **Arotech Corporation**
> **Form PRE 14A**
> **Filed June 13, 2011**
> **File No. 000-23336**

Dear Mr. Paup:

We have reviewed your response dated July 14, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Proxy Statement filed June 13, 2011

Proposal Number 3 – Quasi-Reorganization, page 7

1.   We refer to the response to comment 1. Please revise your proxy to include a more detailed description of the business reason for the quasi-reorganization similar to your response.

2.   We refer to the response to comment 2. As previously requested, please revise to disclose the reason you believe that it is appropriate to effect the quasi-reorganization at this time for losses incurred in fiscal 2002 and prior. Please

Mr. Tom Paup
Arotech Corporation
July 21, 2011
Page 2

        address your basis for the timing of this change considering the age of the losses that you plan to eliminate.

3.   We refer to your responses related to comments 3, 4, 6 and 7 indicating you will not be required to restate assets and liabilities when implementing the quasi-reorganization and that the change will not impact the current valuation of any asset or liability account. Please provide specific details describing how you determined there should not be any adjustments to your assets and liabilities from the quasi-reorganization. Please also clarify how you determined the valuation of the significant amount of goodwill as part of this transaction. Please refer to FASB ASC 852-20-25 and 20-30, Section 210 of the Codification of Financial Reporting Polices, and SAB Topic 5-S, which requires the revaluation of assets and liabilities to fair value in a quasi-reorganization. Also, please note that net assets cannot be written-up as a result of the quasi-reorganization.

      You may contact Leigh Ann Schultz at (202) 551-3628 or me at (202) 551-3676 if you have questions regarding these comments. You may also contact Martin James at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

cc: Steve Skolnick, Lowenstein Sandler